

Mail Stop 4720

October 14, 2016

James K. Ciroli
Executive Vice President and Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

      Re: Flagstar Bancorp, Inc.
              Registration Statement on Form S-4
              Filed October 7, 2016
              File No. 333-214030

Dear Mr. Ciroli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

                    Sincerely,

                    /s/ Era Anagnosti

                    Era Anagnosti
                    Legal Branch Chief
                    Office of Financial Services

cc: Robert Downes, Esq. (Via E-mail)